

Mail Stop 3561

July 10, 2017

Sean P. O'Brien
Group Vice President and Chief Financial Officer
DCP Midstream, LP
370 17th Street, Suite 2500
Denver, Colorado 80202

  Re: **DCP Midstream, LP**
     Form 10-K for the Fiscal Year Ended December 31, 2016
     Form 10-Q for the Quarterly Period Ended March 31, 2017
     Response dated June 27, 2017
     File No. 01-32678

Dear Mr. O'Brien:

  We have reviewed your June 27, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 13, 2017 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 1. Financial Statements

18. Business Segments, page 31

1. We note your response to comment 3. Further, we note the monthly performance review packages your CODM reviews focus on the margins of your Gathering and Processing ("G&P") regional operating segments. In this regard, it appears the margins of these regional operating segments can vary although fall within certain ranges. In order to assist us in understanding how you concluded your G&P operating segments were economically similar such that aggregation was appropriate, please address the following:

Sean P. O'Brien
DCP Midstream, LP
July 10, 2017
Page 2

- Please explain to us in further detail how you concluded your four operating segments were economically similar pursuant to the aggregation criteria in ASC 280-10-50-11 and ASC 280-10-55-7A through 55-7C. Please provide us in tabular format your historical and projected revenues and margins separately for each operating segment.

- Clarify for us how you evaluated any differences in margins such that aggregation was deemed appropriate.

- Tell us if there are any other economic measures that are provided to the CODM that are used to assess performance and allocate resources among these four operating segments. If so, tell us how you considered these other economic measures for purposes of determining economic similarity. For example, if the CODM uses any financial metrics or other industry performance measures.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Elizabeth Sellars, Staff Accountant at (202) 551-3348, if you have questions regarding our comment on the financial statements and related matters. Please contact or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products